Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, 27 February 2015

MOKO SOCIAL MEDIA RECORDS STRONG USER GROWTH

MOKO Social Media (NASDAQ: MOKO - ASX: MKB) today announced its half yearly results for the six months ending 31 December 2014, in which the highlight was the achievement of 5 million Monthly Active Users (MAUs) of its products.

MOKO chief executive Ian Rodwell said the strong rise in MAUs was due to development and promotion of existing apps and the launch of new products, with the company focusing on its goal of 10 million MAUs by the end of 2015.

“Our strategy of targeting specific communities with bespoke social media products is beginning to bear fruit,” Mr Rodwell said.

“We have a strong pipeline of new products that we are progressively rolling out to increase our engagement with both new and existing users.”

MOKO provides customised mobile social media platforms to large organised groups that need to share content and interact efficiently with their members on a regular basis.

MOKO’s financial results for the six months to 31 December 2014 showed revenue of $3.9 million and a net loss of $8.8 million.

Mr Rodwell said the results reflected the company’s current stage of development.

“During the period MOKO relocated its operations to the USA, our primary market.

“We also commenced the roll-out of a number of flagship products including REC*IT and Blue Nation Review, we secured an arrangement in perpetuity with key industry player IML Leagues for REC*IT, and we continued the development of several new products.

“These initiatives all contributed to an increase in operating expenses, particularly from the product roll-outs, increased headcount in the mobile advertising segment and product development costs.”

Mr Rodwell said monetisation of the user base was in the early stages and growth in MAUs was the key to generating revenue going forward.

“We are very pleased with the recent growth and we are confident that we can achieve our stated goal of 10 million MAUs by the end of calendar 2015,” he said.

MOKO’s key products are targeted at three communities: US college students, political party supporters and sporting event participants. It has several new products due to be rolled out over the coming months.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Mt Lawley Western Australia Alexandria, Virginia New York City MOKOsocialmedia.com contact@MOKO.mobi

STRATEGY UPDATE

Overview of MOKO Strategy

MOKO’s strategy is to provide customised social media platforms and niche, proprietary content targeting large organised groups whose members need to share content and interact efficiently with each other on a regular basis.

The three phases in implementing the strategy are:

1.	Creating and launching the products;
2.	Growing total Monthly Active Users (MAUs) for each product; and
3.	Monetising the products’ MAUs through advertising and other revenue streams.

Update on Strategy Implementation

MOKO made significant progress in the implementation of its strategy in the last six months.

Phase 1. Product Creation

The period saw strong growth in product development, including:

•	Launch of the Blue Nation Review App;
•	Launch of the REC*IT App;
•	Completion of the initial development phase of the Voycit App, including preliminary market research and alpha testing. Expect to launch Voycit App in the first half of 2015;
•	Commencement of development of the Speakiesy App, intended to complement the REC*IT App for students. The beta version of Speakiesy was launched in February 2015;
•	Continuing development of the RunHaven products, with an expanded offering now expected in the June quarter;
•	Acquisition of Tagroom, migration to MOKO’s platform and enhancement ready for a product upgrade and app, expected to launch in the June quarter.

This progress provides MOKO with a strong pipeline of new products that will be progressively rolled out to increase engagement with both new and existing users.

Phase 2. Growth in Monthly Active Users (MAUs)

Total MAUs increased 230%, from approximately 1.5 million at 1 July to over 5 million by the end of December. This strong growth was the result of

•	The rollout of the REC*IT App in the 2014 Fall semester;
•	The upgrade in September 2014 of the Blue Nation Review mobile sites and the companion BNR App;
•	Continued growth in the RunHaven sites; and
•	The integration of Tagroom into the MOKO platform and the subsequent re-launch of the Tagroom website in December.

Our total MAUs continue to be just over 5 million, comprising 3.5 million on the BNR sites and App, 1.1 million on the Tagroom site, 450,000 for RunHaven and 150,000 for REC*IT.

Management remains confident that MOKO can achieve its stated goal of 10 million MAUs by the end of calendar 2015.

2

The REC*IT App is performing well and we are taking initiatives to accelerate its growth. These include a new program to target and engage students directly, and hence drive more downloads and usage. The program will involve leveraging MOKO’s strong relationships with recreation directors and administrators at the colleges, by encouraging them to distribute marketing collateral and conduct promotional activities on campus.

Phase 3. Monetisation

Monetisation of MOKO’s user base remains in the early stages. Meaningful monetisation can only occur once we can demonstrate to advertisers that we have a stable (and growing) base of MAUs, and that page views (and ultimately ad impressions), can be effectively predicted by the advertising networks’ own tracking algorithms. It takes time, usually 90 to 120 days, for the algorithms to learn the site’s user metrics.

MOKO now has several monetisation opportunities and is executing the following:

•	Traditional ad-networks, RTB, Programmatic ad sales;
•	Premium ad sales – via agencies, brand managers – a more customised version of above;
•	Sponsorship – a combination of 1 and 2 with block sales of ad inventory for specific periods and at premium rates;
•	Sponsored content and brand partnerships tied to specific events or program/calendar;
•	Syndication - selling our content feeds into other digital media networks.

OTHER DEVELOPMENTS

Other recently announced developments that are expected to drive further growth for MOKO include:

Extension of exclusive agreement with IML Leagues

In January the agreement to provide intramural data feeds services to the 860 IML colleges was extended to become a right in perpetuity1. This has the benefit of:

•	Providing MOKO with security of tenure, thereby entrenching our position as the pre-eminent provider of sport and recreational social media to the US college market; and
•	Giving MOKO the opportunity to extend the features and functionality of REC*IT to include in app registration, admin messaging and functionality for the administrators and college REC directors. These and other important product upgrades will make REC*IT more usable and boost engagement.

An exclusive partnership with Innosoft Fusion

In February MOKO established an exclusive partnership with InnoSoft Fusion. Innosoft operates an enterprise software system for universities including membership management, program/camp registration, equipment/inventory management, point of sale, access control, online e-commerce and more. The partnership will:

•	Enable MOKO and InnoSoft to develop a range of initiatives, including the ability to seamlessly include student identification and authentication into the REC*IT app, and initiatives to improve the user experience where access to REC*IT was limited due to student authentication system barriers
•	Extend MKB’s reach into the active lifestyle market by developing a mobile app exclusively for InnoSoft’s current and future customers using its online and mobile platform for recreational sports, fitness facilities and other activities; and

1 Subject to meeting the conditions of advance payments and meeting standard operational responsibilities

3

•	Provide MOKO with the potential to expand into InnoSoft’s client municipalities in the US and Canada. Furthermore, MOKO and InnoSoft intend to will develop an app for a number of Innosoft’s major US corporate clients that offer sports and fitness programs to employees. This is intended to be via an extension and “white-labelling” of the REC*IT platform

Content syndication deal with The New York Post

MOKO and The New York Post (owned by News Corporation) have reached an agreement under which MOKO will provide content from its BNR website to The New York Post in return for a monthly syndication fee. This agreement provides strong validation of the BNR website content and is the first of several syndication deals with prominent publishing brands that MOKO expects to announce in coming months.

Further information – Australia

Rudi Michelson

Monsoon Communications

+61 3 9620 3333

rudim@monsoon.com.au

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups with common interests and provides them with tailored applications and information relevant to their common interest. The products are developed by MOKO and provided at no charge to the groups or their members, in return for exclusive access and advertising rights. The income from advertising provides MOKO with its primary revenue stream.

MOKO has several successful established products and a number of others under development.

The current products are

-	REC*IT: an application that provides information about campus sports and recreational activities to student spectators and participants in campus sports, clubs and societies across more than 800 US colleges and universities;
-	Bluenationreview (BNR), an app, website and Facebook site. BNR is one of the most visited active political groups in the US;
-	Tagroom.com, a news and infotainment website targeting the 18-30 year old demographic; and
-	RunHaven.com, a website that provides event, training, dietary and other relevant information for US recreational runners.

Impending product launches include a RunHaven app to complement the website; Spiekeasy, another student app to complement REC*IT; VOYCIT, a new non-partisan, user-generated political app; and a Tagroom app to complement that website.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

4

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

5

Appendix 4D Half year report

APPENDIX 4D

Half year report

Name of entity
MOKO SOCIAL MEDIA LIMITED

1.	Details of the reporting period
Current period Previous Corresponding period	1 July 2014 – 31 December 2014 1 July 2013 – 31 December 2013

2.	Results for announcement to the market
	Movement			$

Revenue from continuing operations	down	6%	to	$3,909,042

(Loss) from ordinary activities after tax attributable to members	up	69%	to	($8,671,946)

(Loss) for the period attributable to members	up	69%	to	($8,671,946)

Basic EPS (cents)	down	24%	to	(1.45)

3.	Net asset backing per security
	31 Dec 2014 In Cents	30 Jun 2014 In Cents
Net tangible assets per ordinary share	1.62	1.45
Net assets per ordinary share	2.30	2.10

4.	Control gained or lost over entities during the period

4.1 Name of entity over which control was gained 4.2 Date control was gained 4.3 Controlled interest 4.4 Consolidated profit (loss) from ordinary activities after tax of controlled entity	Tagroom Pty Ltd 1 October 2014 80% (143,619)

Appendix 4D Half year report

5.	Details of dividends/distribution

No dividends were paid or declared since the start of the financial year and no recommendations for the payments of dividends have been made.

6.	Details of dividend reinvestment plans in operation

The Company does not have a dividend/distribution reinvestment plan.

7.	Details of associates and joint ventures

There were no associates or joint venture entities as at the date of this report.

8.	Segment information

The Company and its controlled subsidiaries operate in four business segments being Mobile Advertising, Mobile Social, Mobile Content and Mobile Commerce; and four geographic segments being Australia, Europe, Asia and the Americas.

9.	Foreign Accounting Standards

The Company and its foreign subsidiaries report under International Financial Reporting Standards.

10.	Audit Alert

N/A